Continental

Continental Aktiengesellschaft

Press Release

SUPPL

02 FEB 26 AM 8:03

02015396

... course for Passenger Tire Division

Hanover, February 22, 2002. In 2001, the year just finished, Continental AG increased sales in its passenger tire business (excluding NAFTA) to 62.4 million units from 59.1 million tires in 2000 - a rise of six percent. This increase was based on the very positive development of plus 12 percent in the original equipment business with the European automotive industry, where sales in 2001 increased to approximately 20.9 million tires.

Following turnover of 1.86 billion euros in 2000, the car tire business grew by 11 percent to 2.07 billion euros in 2001. This over-proportionate rise is due on the one hand to the successful strategy of the company in focusing on tires in the premium segment of high-performance tires. On the other hand, it was possible to stabilize price levels in the past year.

In the winter tire business, the mild winter together with high levels of dealer stocks from the previous season led to a fall in Continental's sales by about 6 percent to 11.9 million units. But in this environment Continental was nevertheless able further to expand its market share in Europe in the segment by 0.3 percent.

Andreas Meurer
Head of Press
Tel.: +49-0511-938-1278
Fax: +49-0511-938-1055
E-Mail: prkonzern@conti.de

Media Database Library: www.conti-online.com

Continental Aktiengesellschaft Corporate Communications
Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover
Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485
Fax: +49 (0)511-938-1055
www.conti-online.com
prkonzern@conti.de